Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

The following management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2025 and 2026, and should be read in conjunction with our historical unaudited interim condensed consolidated financial statements and related notes included in this filing. For additional background information, please see our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 23, 2026 (our “Annual Report”).

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section “Risk Factors” included in our Annual Report.

Overview

We are an international owner and operator of two modern, fuel efficient eco, 157,000 dwt Suezmax tankers, the M/T Eco Malibu with an age of 5.2 years and the M/T Eco West Coast with an age of 5.4 years, each focusing on the transportation of crude oil.

We also have three newbuilding contracts, two for a 47,499 dwt chemical/product oil carrier (the “Newbuilding MR Tanker” and the “Second Newbuilding MR Tanker”) and one for the M/Y Sanlorenzo 1150Exp, a 60 meter megayacht (the “Newbuilding Yacht”) that we announced we intend to divest.

In addition, we have entered into a share purchase agreement to acquire a shipowning company that owns one high-specification 47,499 dwt MR tanker newbuilding scheduled for delivery in the second quarter of 2029, with closing of the share purchase agreement to occur by September 30, 2026.

A.	Operating Results

For additional information, please see our Annual Report, “Item 5. Operating and Financial Review and Prospects.”

Results of Operations of Rubico Inc.

Six months ended June 30, 2026 compared with the six months ended June 30, 2025

(Expressed in thousands of U.S. dollars)	Six months ended June 30		Change
	2025	2026	6M26 v 6M25
			$	%
Revenues	11,970	9,674	(2,296)	-19%

EXPENSES:
Voyage expenses	244	707	463	190%
Vessel operating expenses	2,352	2,224	(128)	-5%
Dry-docking costs	-	2,633	2,633	100%
Vessel depreciation	2,089	2,089	-	0%
Management fees-related parties	288	423	135	47%
General and administrative expenses	253	663	410	162%
Operating income	6,744	935	(5,809)	-86%

OTHER EXPENSES:
Interest and finance costs	(2,768)	(2,159)	609	-22%
Interest income	-	132	132	100%
Total other expenses, net	(2,768)	(2,027)	741	-27%

Net Income	3,976	(1,092)	(5,068)	-127%

Period in Period Comparison of Operating Results

Revenues

During the six months ended June 30, 2026, Revenues decreased by $2.3 million, or 19%, compared to the same period in 2025, mainly due to (i) the fact that, during the six month period ended June 30, 2026, both M/T Eco West Coast and M/T Eco Malibu underwent their special survey (drydock), which resulted in about 23 off-hire days for each vessel and reduced their combined revenue by $1.5 million when compared to the same period in 2025; and (ii) a $0.8 million decrease relating to the non-cash straight-line recognition of time charter revenue, following the November 2025 amendments to the time charter parties for M/T Eco West Coast and M/T Eco Malibu, pursuant to which the fixed term of each charter was extended at a lower daily rate applicable to the extension period.

Voyage Expenses

During the six months ended June 30, 2026, Voyage Expenses increased by $0.5 million, or 190%, compared to the same period in 2025, mainly due to the fact that, during the six month period ended June 30, 2026, both M/T Eco West Coast and Eco Malibu, underwent their special survey (drydock). During the dry docking off-hire periods, the costs of the  bunkers that the vessels use are not borne by the vessel’s charterers but by us, resulting in increased bunker expenses of $0.5 million.

Dry-docking costs

During the six months ended June 30, 2026, both M/T Eco West Coast and Eco Malibu underwent their special survey (drydock) resulting in Dry-docking costs of $2.6 million. During the six months ended June 30, 2025, no vessel underwent any drydocking.

Management Fees-Related Parties

During the six months ended June 30, 2026, Management Fees – Related Parties increased by $0.1 million, or 47%, compared to the same period in 2025, mainly due to the fact that, following completion of the spin-off from the Former Parent on August 1, 2025 (the “Spin-Off”), the Company began operating as a separate public company and entered into a management agreement with Central Shipping Inc. for accounting and reporting services at an annual fee of $0.36 million, of which $0.18 million was applicable to the six months ended June 30, 2026. This compares to $0.05 million for such accounting and reporting services during the same period in 2025, which was recognized as an allocation of the Former Parent’s corporate expenses prior to the spin-off.

General and administrative expenses

Our General and administrative expenses for the six-month period ended June 30, 2026 include such expenses as: the compensation of our executive officers and several members of administrative staff, legal costs, auditing costs, regulatory compliance costs, other miscellaneous office expenses and corporate overhead, all incurred following the date of the Spin-Off as a result of operating as a separate public company. Accordingly, contrasting the six-month period ended June 30, 2026 against the same period in 2025, during which all general and administrative expenses were fully allocated from the Former Parent, does not provide a meaningful basis for comparing our general and administrative expenses over the two periods.

Interest and finance costs

During the six months ended June 30, 2026, Interest and finance costs decreased by $0.6 million, or 22%, compared to the same period in 2025. This was mainly due to a decrease of approximately $0.5 million driven by the approximate 0.7% decrease in the average SOFR between the two periods, and the decrease in applicable margin rates by approximately 0.7% on average subsequent to a refinancing that took place in November 2025 (the “November 2025 Refinancing”). Interest and finance costs were further decreased by approximately $0.3 million due to interest capitalized during the period in connection with our newbuilding vessels, in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The foregoing was partially offset by an increase of approximately $0.2 million resulting from higher weighted average outstanding loan balances between the two periods, which were approximately $82.0 million in the six months ended June 30, 2026 compared to approximately $75.8 million in the six months ended June 30, 2025 as a result of the November 2025 Refinancing.

Non-US GAAP Measures

This Report describes earnings before interest, taxes, depreciation and amortization (EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-U.S. GAAP” measure). EBITDA represents net income before interest income and expense, income taxes, depreciation and amortization. We believe that EBITDA assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA is also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Management also uses this Non-U.S. GAAP measure in making financial, operating and planning decisions and in evaluating the Company’s performance. Our EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of our performance. See below for a reconciliation of EBITDA to Net Income, the most directly comparable U.S. GAAP measure.

Reconciliation of Net Income/(loss) to EBITDA

	SIX MONTHS ENDED JUNE 30,
(Expressed in thousands of U.S. dollars)	2025	2026

Net Income/(loss)	3,976	(1,092)
Add: Vessel depreciation	2,089	2,089
Add: Interest and finance costs	2,768	2,159
Less: Interest Income	-	(132)
EBITDA	8,833	3,024

Recent Developments

On July 13, 2026, we entered into a Share Purchase Agreement (“SPA”) with our Former Parent to purchase the shares of a company (the “Second MR SPV”) that is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of a 47,499 dwt chemical/product oil carrier (the “Second Newbuilding MR Tanker”). The Second Newbuilding MR Tanker is scheduled for delivery in the third quarter of 2029. The aggregate purchase price for 100% of the shares of the Second MR SPV was $6.3 million (the “Second MR Consideration”), payable in full at closing. The Second MR SPV has secured time charter employment for the vessel with Trafigura Maritime Logistics Pte Ltd at a daily rate of $18,750, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. The Second MR SPV has also entered into a lease financing agreement with Agricultural Bank of China Financial Leasing (“ABCFL”) with the same terms as those of the lease financing agreement entered into for the Newbuilding MR Tanker (the “Newbuilding Financing”)(please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2026 – “Note 7- Debt” included elsewhere in this document). The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion with respect to the consideration paid to acquire the Second MR SPV from an independent financial advisor. On August 14, 2026, we consummated the SPA and as of that date the Second MR Consideration has been settled.

On July 27, 2026, we entered into an SPA with our Former Parent to purchase the shares of a company (the “Third MR SPV”) that is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of a 47,499 dwt chemical/product oil carrier (the “Third Newbuilding MR Tanker”). The Third Newbuilding MR Tanker is scheduled for delivery in the second quarter of 2029. The aggregate purchase price for 100% of the shares of the Third MR SPV is $6.5 million (the “Third MR Consideration”), payable in full at closing, with the transaction expected to close by September 30, 2026, subject to customary closing conditions. If we raise capital through the issuance of any common stock, preferred stock, or other equity interest prior to closing, we shall be obligated to apply 100% of the net cash proceeds of such equity raises directly toward the payment of the Third MR Consideration. Furthermore, we may, at our option, settle all or a portion of the Third MR Consideration through the issuance of Series G Preferred Shares. The Third MR SPV has secured time charter employment for the vessel with Trafigura Maritime Logistics Pte Ltd at a daily rate of $18,750, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. The Third MR SPV has also entered into a lease financing agreement with ABCFL with the same terms as the Newbuilding Financing. The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion with respect to the consideration paid to acquire the Third MR SPV from an independent financial advisor. As of the date of this report, we have settled $0.3 million of the Third MR Consideration.

In July 2026 we sold 973,788 common shares under the Equity Line Purchase Agreement we entered into with B. Riley Principal Capital II, LLC on July 21, 2025 (the “Equity Line Purchase Agreement”) (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2026 – “Note 9-Common and Preferred Stock, Additional Paid-In Capital and Dividends” included elsewhere in this document) for gross proceeds of $4.2 million. On July 20, 2026, the Company terminated the Equity Line Purchase Agreement.

On August 5, 2026, we entered into an equity distribution agreement, or as they are commonly known, at-the-market offering with B. Riley Securities, Inc. (the “ATM”). Under the ATM the Company may sell up to $25 million of its common shares with B. Riley Securities Inc. acting as a sales agent. Since B. Riley Securities Inc. is acting solely as a sales agent, it has no right to require any sales of our common shares. No warrants, derivatives, or other share classes were associated with the ATM.

B.	Liquidity and Capital Resources

Since our formation, our principal sources of funds have been equity capital raised from our shareholders through public and private issuances of equity and equity-linked securities, operating cash flows, and long-term and short-term borrowings, including sale leaseback agreements (“SLBs”) and lease financing agreements. Our principal uses of funds have been (i) capital expenditures to acquire and construct our vessels, including our newbuildings; (ii) expenditures to maintain the quality of our vessels and to comply with international shipping standards and environmental laws and regulations; and (iii) funding our working capital requirements.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of June 30, 2026, we had an indebtedness of $85.8 million, which after excluding unamortized financing fees amounts to a total indebtedness of $87.1 million. As of June 30, 2026, our cash and cash equivalent balances amounted to $11.6 million, held in U.S. dollar accounts, $0.9 million of which is classified as restricted cash.

As of the date of this report, we have contractual obligations for the acquisition of the Newbuilding MR Tanker of $38.4 million ($4.5 million payable in 2028 and $33.9 million payable in 2029). These commitments are financed up to 85% of the contract price under a lease financing agreement with ABCFL. Additionally, the Company has remaining contractual commitments to the shipyard for its Newbuilding Yacht, which are non-recourse to the Company, totalling €26.5 million, or $30.2 million (€9.0 million, or $10.3 million, payable in 2026 and €17.5 million, or $19.9 million, payable in 2027), applying a Euro to U.S. dollar exchange rate of 1.14. On July 15, 2026, we announced our intention to divest our interest in the Newbuilding Yacht; however, there can be no assurance that any such divestiture will be completed, and these commitments remain obligations of the Company unless and until a divestiture is consummated.
In addition, on July 13, 2026, we entered into a share purchase agreement (the “Second Newbuilding SPA”) with our Former Parent for the acquisition of the Second Newbuilding MR Tanker, the contractual commitments of which amount to $38.4 million ($9.0 million payable in 2028 and $29.4 million payable in 2029). These commitments will be financed up to 85% of the contract price under a lease financing agreement with ABCFL.

Furthermore, on July 27, 2026, we entered into a share purchase agreement (the “Third Newbuilding SPA”) with our Former Parent for the acquisition of the Third Newbuilding MR Tanker, the contractual commitments of which amount to $6.5 million payable up to September 30, 2026, of which $0.3 million has been settled as of the date of this report. Furthermore, we may, at our option, settle all or a portion of the Third MR Consideration through the issuance of Series G Preferred Shares and to the extent we do so, no cash outflow will be required. Upon consummation of the Third Newbuilding SPA, which is expected to occur by September 30, 2026, we will have an additional contractual obligation of $38.4 million ($13.6 million payable in 2028 and $24.8 million payable in 2029). These commitments will be financed up to 85% of the contract price under a lease financing agreement with ABCFL.

We expect to finance our liquidity needs and our unfinanced contractual commitments with operational cash flow, debt or equity issuances, or a combination thereof. As noted above, we intend to divest our interest in the Newbuilding Yacht. Pending completion of any such divestiture, and in the event it is not completed, we are in discussions with a number of banks regarding the financing of the Newbuilding Yacht’s contractual commitments, if needed. If we are unable to arrange such financing, we may also consider selling a vessel. As of June 30, 2026, charter-free vessel value estimates from third-party international brokers indicated a charter-free aggregate value of our fleet of $258.7 million. Any capital commitments in connection with the Newbuilding Yacht are non-recourse to us, as they are not guaranteed by us. Accordingly, we believe we will be able to finance our obligations that become due in the twelve-month period ending one year after June 30, 2026.

Working Capital Requirements and Sources of Capital

As of June 30, 2026, we had a working capital surplus (current assets less current liabilities) of $1.6 million. For the six months ended June 30, 2026, we realized a net loss of $1.1 million and generated cash flow from operations of $4.1 million.  Furthermore, we have contractual commitments for the Newbuilding Yacht of €31.0 million or $35.3 million. In our opinion we will be able to finance our obligations as they come due over the next twelve months following June 30, 2026.

Our operating cash flow for the remainder of 2026 is expected to increase compared to the six month period ended June 30, 2026, since during that period both of our vessels underwent drydocking. The total cost of the drydocking was approximately $4.6 million, comprising the direct drydocking costs of $2.6 million, the $0.5 million cost of bunkers consumed and the $1.5 million effect of the off-hire days incurred during the drydock period that reduced our revenue.

Our medium and long-term liquidity requirements relate to the operation and maintenance expenditures of our vessels, the contractual commitments for the construction of the Newbuilding MR Tanker, the Newbuilding Yacht (in the event the divestiture is not completed), the Second Newbuilding MR Tanker, the Third Newbuilding MR Tanker (once the Third Newbuilding SPA is consummated) and potential asset acquisitions. Sources of funding for our medium and long-term liquidity requirements include cash flows from operations, new debt financing and proceeds from equity linked offerings or offerings of securities.

Cash Flow Information

Cash and cash equivalents and restricted cash were $11.6 million as of June 30, 2026.

Net Cash from Operating Activities.

Net cash provided by operating activities decreased by $2.5 million, or 37.9%, in the six months ended June 30, 2026 to $4.1 million, compared to $6.6 million in the six months ended June 30, 2025.

Net Cash from Investing Activities.

Net cash used in investing activities in the six months ended June 30, 2026 was $12.7 million of cash used for advances for vessels under construction, while no cash was used in or provided by investing activities in the six months ended June 30, 2025.

Net Cash from Financing Activities.

Net cash provided by financing activities in the six months ended June 30, 2026 was $15.3 million, consisting of $32.5 million of gross proceeds from the issuance of our common stock and warrants and $5.8 million of proceeds from long-term debt. These were partially offset by $18.5 million of consideration paid in excess of the purchase price over book value of vessels, $2.3 million of principal payments of long-term debt, $1.9 million of equity issuance costs, $0.2 million of dividends paid on our Series G Preferred Shares and $0.1 million of payments of financing costs.

Net cash used in financing activities in the six months ended June 30, 2025 was $7.3 million, consisting of $5.1 million payments to the Former Parent and $2.2 million of principal payments of long-term debt.

Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, included elsewhere in this report and “Item 18. Financial Statements” in our Annual Report and more precisely “Note 2. Significant Accounting Policies” of our consolidated financial statements included in our Annual Report.

RUBICO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

RUBICO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2025 AND JUNE 30, 2026
(Expressed in thousands of U.S. Dollars except share and per share data)

	December 31,	June 30,
	2025	2026
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	3,964	10,660
Prepayments and other receivables	788	361
Trade accounts receivable	1,024	328
Due from related parties (Note 5)	1,078	1,833
Inventories	194	260
Total current assets	7,048	13,442

FIXED ASSETS:
Vessels, net (Note 4)	106,189	104,100
Advances for vessels under construction (Note 4)	-	31,361
Total fixed assets	106,189	135,461

OTHER NON-CURRENT ASSETS:
Advances for asset acquisitions to related party (Notes 1 and 5)	19,500	-
Deferred charges-related party (Notes 1 and 4)	432	-
Restricted cash	900	900
Total non-current assets	20,832	900

Total assets	134,069	149,803

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	4,345	4,347
Accounts payable	2,835	3,828
Accrued liabilities	736	1,633
Unearned revenue	2,088	2,031
Total current liabilities	10,004	11,839

NON-CURRENT LIABILITIES:
Non-current portion of long-term debt (Note 7)	77,937	81,420
Accrued Interest- non-current (Note 7)	-	84
Unearned revenue, non-current	330	1,104
Total non-current liabilities	78,267	82,608

COMMITMENTS AND CONTINGENCIES (Note 8)

Total liabilities	88,271	94,447

MEZZANINE EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; 0 and 4,236 issued and outstanding at December 31, 2025, and June 30, 2026 (Note 11)	-	4,871
Total Mezzanine equity	-	4,871

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D Shares were outstanding at December 31, 2025 and June 30, 2026 respectively	1	1
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 1,542 and 605,012 shares issued and outstanding at December 31, 2025 and June 30, 2026 respectively (Note 9)	-	6
Additional paid-in capital	14,036	20,415
Accumulated Other Comprehensive Income	-	238
Retained earnings	31,761	29,825
Total Stockholders’ equity	45,798	50,485

Total liabilities and equity	134,069	149,803

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RUBICO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Expressed in thousands of U.S. Dollars except share and per share data)

	June 30,	June 30,
	2025	2026
Revenues	11,970	9,674

EXPENSES:
Voyage expenses (including $149 and $129 respectively, to related party) (Note 5)	244	707
Vessel operating expenses (including $- and $19 respectively, to related party) (Note 5)	2,352	2,224
Dry-docking costs	-	2,633
Vessel depreciation (Note 4)	2,089	2,089
Management fees-related parties (Note 5)	288	423
General and administrative expenses (including $- and $57 respectively, to related party) (Note 5)	253	663
Operating income	6,744	935

OTHER INCOME (EXPENSES):
Interest and finance costs	(2,768)	(2,159)
Interest income	-	132
Total other expenses, net	(2,768)	(2,027)

Net Income/ (loss)	3,976	(1,092)

Less: Deemed dividend equivalents on preferred shares related to redemption value (Note 11)	-	(635)
Less: Preferred shares dividend (Note 11)	-	(183)
Less: Deemed dividend on warrant inducement (Note 9)	-	(26)

Net income/ (loss) attributable to common shareholders	3,976	(1,936)
Earnings/ (loss) per common share, basic and diluted (Note 10)	76,461.53	(18.64)

COMPREHENSIVE INCOME/(LOSS):

Net Income/ (loss)	3,976	(1,092)
Change in foreign currency translation adjustments	-	(165)

Total Comprehensive Income/ (loss)	3,976	(1,257)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RUBICO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Expressed in thousands of U.S. Dollars except share and per share data)

	Net Former Parent Investment	Retained Earnings	Total
BALANCE, December 31, 2024	3,066	31,049	34,115
Net Income	-	3,976	3,976
Net decrease in Net Former Parent Investment	(3,066)	(1,988)	(5,054)
BALANCE, June 30, 2025	-	33,037	33,037

			Stockholders’ Equity*
	Mezzanine Equity		Preferred Stock		Common stock*		Additional	Accumulated Other	Retained Earnings attributable to	Total
	# of shares	Value	# of shares	Par Value	# of shares	Par Value	Paid in Capital	Comprehensive Income	common stockholders	Stockholders’ Equity
BALANCE, December 31, 2025	-	-	100,000	1	1,542	-	14,036	-	31,761	45,798
Net Loss	-	-	-	-	-	-	-	-	(1,092)	(1,092)
Excess Consideration over acquired assets	-	-	-	-	-	-	(24,335)	403	-	(23,932)
Change in foreign currency translation adjustments	-	-	-	-	-	-	-	(165)	-	(165)
Issuance of Series G Preferred Shares	4,236	4,236	-	-	-	-	-	-	-	-
Deemed dividend on Issuance of Series G Preferred Shares (Note 11)	-	635	-	-	-	-	-	-	(635)	(635)
Dividends of preferred shares (Note 11)	-	-	-	-	-	-	-	-	(183)	(183)
Equity issuance costs (Note 9)	-	-	-	-	-	-	(1,806)	-	-	(1,806)
Fractional Shares	-	-	-	-	(22)	-	-	-	-	-
Deemed dividend on warrant Inducement	-	-	-	-	-	-	-	-	(26)	(26)
Incremental fair value of the Class C warrants	-	-	-	-	-	-	26	-	-	26
Issuance of common stock including the exercise of warrants (Note 9)	-	-	-	-	603,492	6	32,494	-	-	32,500
BALANCE, June 30, 2026	4,236	4,871	100,000	1	605,012	6	20,415	238	29,825	50,485

*	Adjusted to reflect the reverse stock splits effected in April 2026 and June 2026 (see Note 9)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RUBICO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Expressed in thousands of U.S. Dollars except share and per share data)

	June 30,	June 30,
	2025	2026
Net Cash provided by Operating Activities	6,614	4,089
Advances for vessels under construction and capitalized expenses	-	(12,704)
Net Cash used in Investing Activities	-	(12,704)

Cash Flows from Financing Activities:
Net Payments to Former Parent company	(5,054)	-
Proceeds from Debt	-	5,763
Principal payments of debt	(2,200)	(2,250)
Payment of financing costs	-	(108)
Proceeds from issuance of common stock	-	32,500
Equity offering issuance costs	-	(1,916)
Dividends of Preferred Shares	-	(183)
Consideration paid in excess of purchase price over book value of vessels	-	(18,495)
Net Cash (used in)/provided by Financing Activities	(7,254)	15,311

Net (decrease)/increase in cash and cash equivalents and restricted cash	(640)	6,696

Cash and cash equivalents and restricted cash at beginning of the year	2,161	4,864

Cash and cash equivalents and restricted cash at end of the period	1,521	11,560

Cash breakdown
Cash and cash equivalents	521	10,660
Restricted cash, non-current	1,000	900
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid, net of capitalized interest	2,651	2,089
Capital expenditures included in Accounts payable/ Accrued liabilities/ Due to related parties	-	98
Equity issuance costs included in liabilities	-	230
Settlement of Excess consideration over acquired assets with issuance of Series G Shares (Notes 1 and 11)	-	4,236

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information

Rubico Inc. (“Rubico”) was formed by Top Ships Inc. (the “Former Parent”) on August 11, 2022 under the laws of the Republic of the Marshall Islands to serve as the holding company of Roman Empire Inc. and Athenean Empire Inc. The Former Parent contributed to Rubico Inc. its 100% interest in Roman Empire Inc. and Athenean Empire Inc. that own two 157,000 dwt Suezmax tankers, the M/T Eco West Coast and the M/T Eco Malibu, built in March and May 2021, respectively. Both vessels are time chartered to Clearlake Shipping Pte Ltd.

The contribution was completed on August 1, 2025 (spin-off date) and 52 Common Shares and 100,000 from a new series of preferred shares, the Series D Preferred shares (the “Spin-off”) were issued. The contribution of Common Shares was pro rata to the beneficial holders of the Former Parent’s outstanding common shares and to beneficial holders of the Former Parent’s outstanding common stock purchase warrants on an as-exercised basis as of June 16, 2025, the record date of the Spin-Off. 100,000 Series D perpetual Preferred shares were contributed to the holder of the Series D perpetual preferred shares (the “Series D preferred shares”) of the Former Parent to mirror the rights of the Series D preferred shares of the Former Parent. The holder of the Series D preferred shares of the Former Parent is the Lax Trust, which is an irrevocable trust established for the benefit of certain family members of the President, Chief Executive Officer and Director of the Former Parent, Mr. Evangelos J. Pistiolis.

The accompanying interim unaudited condensed consolidated financial statements include the accounts of Rubico Inc. and its subsidiaries (collectively, the “Company”). Roman Empire Inc. and Athenean Empire Inc. have been accounted for using the historical carrying costs of their assets and liabilities from their dates of incorporation. For periods up to August 1, 2025, the accompanying unaudited interim condensed consolidated financial statements reflect the financial position and results of the carve-out operations of Roman Empire Inc., Athenean Empire Inc. and Rubico.

The Company is a global provider of shipping transportation services specializing in the ownership and operation of tanker vessels.

The Company’s vessels are managed by Central Shipping Inc. (“CSI”), a related party affiliated with the family of Evangelos J. Pistiolis, the Former Parent’s Chief Executive Officer, Director and President.

As of June 30, 2026, the Company was the sole owner of all outstanding shares of the following subsidiary companies:

Wholly owned Shipowning Companies (“SPC”) during six month period ended June 30, 2026	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
Roman Empire Inc.	February 2020	Marshall Islands	Eco West Coast	March 2021
Athenean Empire Inc.	February 2020	Marshall Islands	Eco Malibu	May 2021

Wholly owned SPCs with vessels under construction during the period ended June 30, 2026	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
Roman Explorer Inc.	September 2023	Marshall Islands	Hull No 158	Q2 2027
Roman Shark IX Inc.	January 2026	Marshall Islands	Hull No. 25110062	Q4 2029

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
On December 4, 2025, the Company entered into a letter of intent (“LOI”) relating to the prospective purchase from the Former Parent of Roman Explorer Inc., a company that owns a contract for the construction of mega yacht M/Y Sanlorenzo “1150 Exp” with hull number 158 (the “Newbuilding Yacht”), whereby the Former Parent was precluded from marketing or selling the Newbuilding Yacht until March 31, 2026. The consideration for the LOI was $4,000 (“LOI advance”) and it was netted-off against the New Yacht Consideration (see below). The consideration was refundable in case the Company elected not to proceed with the acquisition of Roman Explorer Inc. The Company on December 31, 2025 (the “Newbuilding Yacht SPA signing date”) entered into a sales and purchase agreement (“SPA”) for the purchase from the Former Parent of Roman Explorer Inc. for a Consideration of $38,000 (the “New Yacht Consideration”). On the Newbuilding Yacht SPA signing date, the Company settled $19,500 of the New Yacht Consideration by netting-off the LOI advance and by paying $15,500. The amount of $19,500 was presented under “Advances for asset acquisitions to related party” in the consolidated balance sheets as of December 31, 2025 (see Note 5). On March 31, 2026, the Newbuilding Yacht SPA was consummated and the Newbuilding Yacht was transferred to Rubico Inc. During the six-month period ended June 30, 2026 the Company has fully settled the New Yacht Consideration by paying the remaining amount of $18,500. In connection with the signing of the Newbuilding Yacht SPA, the Company was charged with $432 from CSI as a newbuilding monitoring fee (see Note 4). The net assets of Roman Explorer Inc. as of March 31, 2026 amounted to $18,304 and substantially related to advances paid for the Newbuilding Yacht. The abovementioned transaction was approved by a special committee of the Company’s board of directors (the “Special Committee”), of which all of the directors were independent. The Special Committee obtained a fairness opinion relating to the consideration of the transaction from an independent financial advisor.

On February 20, 2026, the Company entered into a share purchase agreement (the “Newbuilding MR SPA”) with Central Mare Inc. (“Central Mare”), a related party affiliated with the family of Mr. Evangelos J. Pistiolis, to purchase the shares of Roman Shark IX Inc. (the “Newbuilding MR SPV”) that has entered into a shipbuilding contract, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 47,499 dwt chemical/product oil carrier (the “Newbuilding MR Tanker”). The Newbuilding MR Tanker is scheduled for delivery in the fourth quarter of 2029. The Newbuilding MR SPA was consummated on March 18, 2026. The purchase price for the Newbuilding MR SPV was $4,236 and was settled through the issuance of 4,236 Series G convertible perpetual preferred shares (“Series G Preferred Shares”, see Note 11), as contemplated in the Newbuilding MR SPA, pursuant to which under certain circumstances Central Mare could demand payment of instalments in the form of newly issued Series G Preferred Shares. Central Mare has also secured time charter employment with Trafigura Maritime Logistics Pte Ltd (“Trafigura”) for the Newbuilding MR Tanker, starting from the vessel’s delivery and for a firm duration of seven years, with a charterer’s option to extend for four additional years. As a condition to closing of the acquisition of the Newbuilding MR SPV, Central Mare has also arranged for a lease financing agreement that the Newbuilding MR SPV has entered into on March 9, 2026 with Agricultural Bank of China Financial Leasing (“ABCFL”). This lease financing agreement is for an aggregate amount of 85% of the instalments payable under the shipbuilding contract (see Note 7). The aggregate amount of instalments payable under the shipbuilding contract is $45,200. The financing bears an effective interest rate of Term SOFR plus a margin of 1.80%. Under the financing, upon delivery of the Newbuilding MR Tanker the Company will make quarterly instalment payments of $506 over a period of 10 years with a purchase obligation of $18,200 payable together with the last instalment.

The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer. The consideration given in excess of the historical carrying value of the net assets acquired is presented as Excess of consideration over acquired assets in the Company’s unaudited interim condensed consolidated statements of mezzanine and stockholders’ equity for the six months ended June 30, 2026. This excess of $23,932 was recorded as a $24,335 reduction to additional paid-in capital, net of $403 of accumulated other comprehensive income of  Roman Explorer Inc. carried over at the date of transfer. An analysis of the Excess consideration over acquired assets is presented in the table below:

As of June 30,	2026
Consideration	42,236
Less: Carrying value of net assets of companies acquired	(18,304)
Excess consideration over acquired assets	23,932

Our historical and interim results of operations may not be indicative of the results that may be achieved for fiscal year ending December 31, 2026 or any future period. The unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2025.

Foreign Currency Translation: The Company’s functional currency is the U.S. Dollar because most vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of account are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates and any gains and losses are included in the unaudited interim condensed consolidated statements of comprehensive income/(loss). For the Company’s subsidiaries that have a functional currency different than the US Dollar (in the Company’s case, Roman Explorer Inc.), foreign currency-denominated results of operations and cash flows are translated at either the exchange rate in effect at the time of transactions or the average exchange rate during that period. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at the balance sheet date, while equity in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Consequently, amounts reported on the unaudited interim condensed consolidated statements of cash flows may not align precisely with changes in corresponding balances on the unaudited interim condensed consolidated balance sheets. Translation adjustments resulting from period-to-period exchange rate fluctuations are included as a separate component of accumulated other comprehensive income/(loss) in the unaudited interim condensed consolidated balance sheets and unaudited interim condensed consolidated statements of mezzanine and stockholders’ equity. For the six months ended June 30, 2026, a loss of $165 was recorded under Change in foreign currency translation adjustments in the unaudited interim condensed consolidated statements of comprehensive income/(loss).

Segment Reporting: The Company has determined that it operates under one reportable segment, that of operating tanker vessels, and the assets of such segment are presented under the caption Total assets in the accompanying unaudited interim condensed consolidated balance sheets. The segment’s significant expenses regularly provided to chief operating decision maker (“CODM”) are the consolidated expenses as presented on the face of the unaudited interim condensed consolidated statements of income. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company’s consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

Recent Accounting Pronouncements:

In May 2026, the FASB issued Accounting Standards Update No. 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes guidance for the recognition, measurement, presentation and disclosure of environmental credits and related environmental credit obligations. The amendments are effective for annual reporting periods beginning after December 15, 2027, including interim periods within those annual reporting periods, with early adoption permitted, and are required to be applied retrospectively. The Company is currently evaluating the impact of adopting this guidance on its unaudited interim condensed consolidated financial statements and related disclosures.

In April 2026, the FASB issued ASU No. 2026-01, “Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock.” The amendments in this Update require an issuer to initially measure paid-in-kind (PIK) dividends on equity-classified preferred stock on the basis of the PIK dividend rate stated in the preferred stock agreement (for example, by multiplying the stated PIK dividend rate by the liquidation preference of the shares), addressing the prior absence of authoritative guidance and the resulting diversity in practice. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted for any interim or annual period for which financial statements have not yet been issued or made available for issuance, provided that adoption in an interim period is applied as of the beginning of that fiscal year. The Company evaluated the impact of this ASU on its unaudited interim condensed consolidated financial statements and determined that there is no material effect on its results of operations.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
There are no other recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed consolidated financial statements in the current period.

3.	Going Concern

At June 30, 2026, the Company had a working capital surplus of $1,603. For the six months ended June 30, 2026 the Company realized a net loss of $1,092 and generated cash flow from operations of $4,089. As of June 30, 2026 the Company has contractual commitments for the Newbuilding Yacht of Euro 31,000, or $35,315, which are non-recourse to the Company. Subsequent to June 30, 2026, on July 15, 2026, the Company announced its intention to divest its interest in the Newbuilding Yacht and has also settled an additional Euro 4,500 or $5,126 of the contractual commitments to shipyard. Pending completion of any such divestiture, the Company is in discussions with a number of banks regarding the financing of the Newbuilding Yacht’s contractual commitments, if needed. In addition, on July 13, 2026 and July 27, 2026 the Company entered into SPAs with its Former Parent for the acquisition of the Second Newbuilding MR Tanker and the Third Newbuilding MR Tanker, respectively (see Note 13), with a consideration of $6,250 and $6,500, respectively. The SPA for the Second Newbuilding MR Tanker was consummated on August 14, 2026, and by that date the $6,250 consideration had been fully settled. The $6,500 consideration for the Third Newbuilding MR Tanker is payable up to September 30, 2026, of which $300 has been settled as of the date of these financial statements. In connection with the Third MR Consideration (see Note 13) the Company has the option to settle through the issuance of Series G Shares (Note 11) and in this case no cash outflow will be required.

In the Company’s opinion, the Company will be able to finance its obligations as they come due over the next twelve months following the date of the issuance of these unaudited interim condensed consolidated financial statements. Consequently, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

4. (a) Vessels, net

The balances in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2025	126,646	(20,457)	106,189
— Depreciation	-	(2,089)	(2,089)
Balance, June 30, 2026	126,646	(22,546)	104,100

As of June 30, 2026 the titles of ownership of both our operating vessels are held by the respective lenders to secure the relevant sale and lease back financing transactions (see Note 7).

4. (b) Advances for vessels under construction:

An analysis of Advances for vessels under construction is as follows:

Advances for vessels under construction
Balance, December 31, 2025	-
— Additions	18,292
— Capitalized Newbuilding vessel monitoring fees	432
— Advances paid	11,932
— Capitalized expenses	494
— Capitalized Imputed interest	376
— Foreign currency translation differences	(165)
Balance, June 30, 2026	31,361

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
5.	Transactions with Related Parties

(a) Central Mare Inc.– Executive Officers and Other Personnel Agreements: On August 1, 2025, the Company entered into separate agreements with Central Mare, pursuant to which Central Mare provides the Company with its executive officers (Chief Executive Officer and Chief Financial Officer) and a number of managerial and administrative employees.

The Company has also entered into an agreement with Central Mare to manage and collect on its behalf all of the EUAs due from its charterers. As of December 31, 2025 and June 30, 2026, the amounts due from Central Mare were $1,099 and $1,886 respectively, referring exclusively to EUA’s collected on the Company’s behalf from the Company’s charterers. Such amount is included in Due from related parties in the accompanying unaudited interim condensed consolidated balance sheets.

The fees charged by and expenses relating to Central Mare for the six months ended June 30, 2025 and 2026 were $- and $57, respectively and are presented under General and administrative expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss).

(b)  CSI Management Agreement: On May 28, 2020, the Company’s vessel-owning subsidiaries of M/T Eco West Coast and M/T Eco Malibu entered into two management agreements, one for each vessel, with CSI and on March 18, 2026 and March 31, 2026 the Company’s vessel-owning subsidiaries of new building vessels Hull No. 25110062 and Hull No 158 entered into two management agreements, one for each newbuilding vessel, with CSI respectively (collectively the “CSI Management Agreements”). Finally, the Company entered into a letter agreement with CSI on July 15, 2025, as amended on December 30, 2025 (“CSI Letter Agreement”). The CSI Management Agreements and the CSI Letter Agreement (together the “Management Agreements”) can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the Management Agreements.

Pursuant to the Management Agreements, the Company pays a management fee of $670 per day for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the Management Agreements provide for payment to CSI of: (i) $609 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels; (iv) in the case of  a vessel under construction a 1.00% of commission denoted as “Newbuilding vessels monitoring fee” that is payable as follows: 25% of the commission on the purchase of the newbuilding construction contract, 25% of the commission on the steel cutting of the newbuilding vessel, 25% of the commission on launching of the newbuilding vessel and 25% of the commission on the delivery of the newbuilding vessel to the Company (“steel cutting” and “launching” are newbuilding vessel construction milestones, evidenced by notices received by the shipyard) and (v) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI will perform supervision services for any newbuilding vessels while the vessels are under construction, for which the Company will pay CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSI provides, at cost, all accounting, reporting, legal and administrative services. Finally, the Management Agreements provide for a performance incentive fee for the provision of management services to be determined at the discretion of the Company’s Board of Directors. The Management Agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the Management Agreements, all fees payable to CSI are adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year and if CPI is less than 2% then a 2% increase is effected and if CPI is more than 5% then a 5% increase is effected.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
As of December 31, 2025 and June 30, 2026, CSI was owed $160 and $53 by the Company, presented net in Due from related parties in the accompanying consolidated balance sheets. The fees charged by and expenses relating to CSI for the six months ended June 30, 2025 and 2026 are as follows:

	Period ended June 30,
	2025	2026	Presented in:
Management fees	243	243	Management fees – related parties – Statement of comprehensive income/(loss)
Accounting and reporting cost*	45	180	Management fees – related parties – Statement of comprehensive income/(loss)
Commission on charter hire agreements	149	129	Voyage expenses - Statement of comprehensive income/(loss)
Superintendent fees	-	19	Vessel operating expenses – Statement of comprehensive income/(loss)
Financing fees	-	77	Net in Current and Non-current portions of long-term debt – Balance sheet
Newbuilding vessels monitoring fee	-	113	Advances for vessels under construction – Balance sheet
Total	437	761

*
Accounting and reporting cost for the six month period ended June 30, 2025, represents an allocation of the expenses incurred by the Former Parent based on the number of calendar days of the Company’s vessels to total calendar days of the Former Parent’s fleet.

(c) Advances for asset acquisitions to related party: Please refer to Note 1.

(d) Series G Preferred Shares: Please refer to Note 1 and Note 11.

(e) Newbuilding MR SPA with Central Mare: Please refer to Note 1.

6.	Leases

Lease arrangements, under which the Company acts as the lessor

Charter agreements:

During the six months ended June 30, 2026, the Company operated two vessels (M/T Eco West Coast and M/T Eco Malibu) under time charters with Clearlake Shipping Pte Ltd.

In addition, pursuant to the consummation of the Newbuilding MR SPA for the acquisition of the Newbuilding MR Tanker during the six-month period ended June 30, 2026, the Company has entered into a time charter party with Trafigura for seven years starting upon delivery from shipyard with a charterer’s option to extend for four additional years.

Future minimum time-charter receipts of the Company’s vessels in operation as of June 30, 2026, based on commitments relating to their non-cancellable time charter contracts as of June 30, 2026, are as follows:

Year ending December 31,	Time Charter receipts
2026 (remainder)	12,088
2027	21,950
2028	21,952
2029	21,892
2030 and thereafter	18,894
Total	96,776

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
Future minimum time-charter receipts of the Company’s vessel under construction as of June 30, 2026, are as follows

Year ending December 31,	Time Charter receipts
2026 (remainder)	-
2027	-
2028	-
2029	319
2030 and thereafter	45,919
Total	46,238

In arriving at the minimum future charter revenues the Company has assumed that no off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

7.	Debt

Details of the Company’s credit facilities are discussed in Note 7 of the Company’s annual financial statements for the year ended December 31, 2025 and changes in the six months ended June 30, 2026 are discussed below.

	December 31, 2025	June 30, 2026
Total long term debt:
New Huarong Facility (M/T Eco West Coast and M/T Eco Malibu)	83,625	81,375
ABCFL Facility (Hull No. 25110062)	-	5,763
Total long term debt	83,625	87,138
Less: Deferred finance fees	(1,343)	(1,371)
Total long term debt net of deferred finance fees	82,282	85,767

Presented:
Current portion of long term debt	4,345	4,347
Long term debt	77,937	81,420

Total Debt net of deferred finance fees	82,282	85,767

ABCFL Facility

On March 9, 2026, the Newbuilding MR SPV entered into a lease financing agreement with ABCFL (the “ABCFL Facility”) for the partial pre-delivery financing of the construction cost of the Newbuilding MR Tanker, in the form of a sale and leaseback. Under the ABCFL Facility, ABCFL will advance 85% of each instalment payable under the shipbuilding contract as it falls due during the construction period, with the Company funding the remaining 15%. The total instalments under the shipbuilding contract amount to $45,200, and the aggregate financing under the ABCFL Facility will therefore be $38,420. The ABCFL Facility bears interest at Term SOFR plus a margin of 1.80%. All interest related to the predelivery instalments is payable after delivery of the vessel together with the first quarterly instalment payment and is presented under “Accrued Interest Non-current” in the unaudited interim condensed consolidated balance sheets. Upon delivery of the vessel, the Company expects to make quarterly instalment payments of $506 over a period of 10 years, with a purchase obligation of $18,200 at the end of the 10-year period. Following the first anniversary of the vessel’s delivery, the Company will have the option to repurchase the vessel at purchase prices stipulated in the related bareboat charter agreement, varying according to when the option is exercised. Concurrently, four other companies owned by the Former Parent entered into similar agreements with ABCFL for the financing of sister newbuilding vessels to the Newbuilding MR Tanker (the “Related Newbuilding Contract Owners”). Upon consummation of the Newbuilding MR SPA, the Company provided ABCFL with a corporate guarantee of the obligations of the Newbuilding MR SPV and our Former Parent provided ABCFL with a corporate guarantee of those obligations as well. As of June 30, 2026 an amount of $5,763 is outstanding from the ABCFL Facility representing  85% of the $6,780 1st instalment payment to the yard for the Newbuilding MR Tanker.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
The ABCFL Facility contains customary covenants and event of default clauses, including cross-default provisions and restrictive covenants. It contains performance requirements at the guarantor (Rubico Inc. and Top Ships Inc.) level and the shipowning company (Newbuilding MR SPV) level. At the guarantor level, from delivery of the vessel and at all times thereafter, the guarantor is required to maintain minimum liquidity of no less than $440 per tanker vessel and, following the cancellation, expiration or termination of the time charter agreement with Trafigura (or a qualifying replacement charter agreement), the guarantor is required to maintain a ratio of total net debt to the aggregate market value of its fleet of no more than 80%. At the shipowning company level, following the cancellation, expiration or termination of the time charter agreement with Trafigura (or a qualifying replacement charter agreement), the ABCFL Facility is subject to a loan to value requirement whereby the outstanding capital balance must not exceed 85% of the vessel’s market value. Additionally, the ABCFL Facility contains restrictions on the Company incurring further indebtedness or guarantees and paying dividends when in default or if such dividend payment would result in a termination event under the lease financing agreement. The ABCFL Facility has change of control provisions whereby there may not be a change of control of the Company.

The ABCFL Facility is secured mainly by the following:
•	Ownership of the vessel;
•	Cross-default covenants across the Related Newbuilding Contract Owners;
•	A pre-delivery assignment of the shipbuilding contract and refund guarantee;
•	Assignment of insurances and earnings of the vessel financed;
•	Specific assignment of any time charters of the vessel financed with duration of more than 12 months;
•	Corporate guarantee of Rubico Inc. and Top Ships Inc. (see above);
•	Pledge of the shares of the relevant shipowning subsidiary; and
•	Pledge over the earnings account of the vessel financed.

As of June 30, 2026 the applicable average SOFR was 3.66% and the Company was in compliance with all debt covenants with respect to its credit facilities.

8.	Commitments and Contingencies:

Capital Expenditures under the Company’s Newbuilding program:

As of June 30, 2026, the Company has remaining contractual commitments to the shipyard for its Newbuilding MR Tanker amounting to $38,420 ($4,520 payable in 2028 and $33,900 payable in 2029). Those commitments are financed 85% from a lease financing agreement with ABCFL (see Note 7). Additionally, the Company has remaining contractual commitments to the shipyard for its Newbuilding Yacht, that are non-recourse to the Company, totaling Euro 31,000 or $35,315 (Euro 13,500 or $15,379 payable in 2026 and Euro 17,500 or $19,936 payable in 2027).

On July 13, 2026, the Company entered into an SPA with the Former Parent to acquire the shares of a company that is party to a shipbuilding contract for the Second Newbuilding MR Tanker (see Note 13). On August 14, 2026, the SPA was consummated and, as a result, the Company assumed commitments of $38,420 ($9,040 in 2028 and $29,380 in 2029).

On July 27, 2026, the Company entered into an SPA with the Former Parent to acquire the shares of another company that is party to a shipbuilding contract for the Third Newbuilding MR Tanker (see Note 13). Once the SPA is consummated, which is expected to occur by September 30, 2026, the Company will have assumed commitments of $38,420 ($13,560 in 2028 and $24,860 in 2029).

9.	Common and Preferred Stock, Additional Paid-In Capital and Dividends:

A discussion of the Company’s common stock, additional paid-in capital and dividends can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2025 which have been filed with the Securities and Exchange Commission on Form 20-F on March 23, 2026. Changes in the six months ended June 30, 2026 are discussed below. No dividends were paid to common stock holders in the six months ended June 30, 2026.

Reverse stock split: On December 2, 2025, February 12, 2026, April 9, 2026, and on June 26, 2026 the Company effected a 1-for-30, a 1-for-7.8, a 1-for-10 and a 1-for-25 reverse stock split of its common stock, respectively. There was no change in the number of authorized common shares of the Company, or the floor price of the Company’s Series G Preferred Shares, or the number of votes of the Company’s Series D and G Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company’s warrants, exercise price of said warrants and conversion price of the Company’s Series G Preferred Shares, in these unaudited interim condensed consolidated financial statements have been retroactively adjusted to reflect these reverse stock splits.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
Equity Line Purchase Agreement: During the six-month period ended June 30, 2026 the Company issued 95,555 Common shares in connection with the Equity Line Purchase Agreement for gross proceeds of $18,368 net of issuance costs of $93. On July 20, 2026 the Company terminated the Equity Line Purchase Agreement having sold a total of $27,110 and 1,069,876 shares.

January 2026 offering: On January 9, 2026, the Company closed a public offering of 3,418 units consisting of 1 common share or Pre-funded warrant and one and a half Class B Warrant at a public offering price of $1,170 per unit (the “January 2026 Offering”). Each Pre-funded Warrant was exercisable for one Common Share. As of the date of these financial statements all Pre-funded Warrants have been exercised. Maxim Group LLC (the “placement agent”) acted as the placement agent of the offering. Each Class B Warrant has an exercise price of $1,170 per share, is exercisable upon issuance and expires five years from issuance. Each Class B Warrant is exercisable for one Common Share, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting the Company’s common shares. In addition, the Company agreed to issue to the Placement Agent warrants to purchase 170 Common Shares (equal to 5.0% of the total number of Common Shares sold in the January 2026 Offering, the “January 2026 Placement Agent Warrants”), with terms substantially the same as the Class B Warrants. The aggregate gross proceeds to the Company from the January 2026 Offering, before deducting underwriting discounts and other expenses payable by the Company were $4,000 while issuance costs amounted to $648 (out of which $252 were incurred in 2026). As of the date of these financial statements no Class B warrants or January 2026 Placement Agent Warrants have been exercised.

Accounting Treatment of the Pre-Funded Warrants, the Class B Warrants and January 2026 Placement Agent Warrants

The Pre-Funded Warrants were classified as a component of permanent stockholders’ equity within additional paid-in capital and were recorded at the issuance date. The Pre-Funded Warrants are equity classified because they (i) are freestanding financial instruments that are legally detachable and separately exercisable from the equity instruments, (ii) are immediately exercisable, (iii) do not embody an obligation for the Company to repurchase its shares, (iv) permit the holders to receive a fixed number of shares of common stock upon exercise, (v) are indexed to the Company’s common stock and (vi) meet the equity classification criteria. In addition, such pre-funded warrants do not provide any guarantee of value or return. The Company accounted for the Class B Warrants and January 2026 Placement Agent Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability.

2026 Equity Line Purchase Agreement: On April 20, 2026, the Company entered into a common shares purchase agreement (the “2026 Equity Line Purchase Agreement”) with B. Riley Principal Capital II, LLC (the “Selling Shareholder”). Pursuant to the 2026 Equity Line Purchase Agreement, the Company has the right to sell to the Selling Shareholder, from time to time during the term of the 2026 Equity Line Purchase Agreement, up to $50,000 of its common shares, subject to certain limitations and conditions set forth in the 2026 Equity Line Purchase Agreement. Sales of the Company’s common shares pursuant to the 2026 Equity Line Purchase Agreement, and the timing of any sales, are solely at the Company’s option. The Company’s right to cause the Selling Shareholder to purchase its common shares is subject to certain conditions set forth in the 2026 Equity Line Purchase Agreement. During the six-month period ended June 30, 2026, the Company has not issued any Common shares in connection with the 2026 Equity Line Purchase Agreement and has incurred costs related to the 2026 Equity Line Purchase Agreement of $329.

May 2026 offering: On May 21, 2026, the Company closed a public offering of 210,525 units consisting of 1 common share or Pre-funded warrant and one and a half Class C warrant at a public offering price of $23.75 per unit (the “May 2026 Offering”). Each Pre-funded Warrant was exercisable for one Common Share. As of the date of these financial statements all Pre-funded Warrants have been exercised. Maxim Group LLC (the “placement agent”) acted as the placement agent of the offering. Each Class C Warrant has an exercise price of $23.75 per share, is exercisable upon issuance and expires five years from issuance. Each Class C Warrant is exercisable for one Common Share, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting the Company’s common shares. In addition, the Company agreed to issue to the Placement Agent warrants to purchase 10,526 Common Shares (equal to 5.0% of the total number of Common Shares sold in the May 2026 Offering, the “May 2026 Placement Agent Warrants”), with terms substantially the same as the Class C Warrants. The aggregate gross proceeds to the Company from the May 2026 Offering, before deducting underwriting discounts and other expenses payable by the Company were $5,000 while issuance costs amounted to $556. As of the date of these financial statements all of the Class C Warrants have been exercised pursuant to the Warrant Inducement Agreement (see below) and all of the May 2026 Placement Agent Warrants are outstanding.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
Accounting Treatment of the Pre-Funded Warrants, the Class C Warrants and May 2026 Placement Agent Warrants

The Pre-Funded Warrants were classified as a component of permanent stockholders’ equity within additional paid-in capital and were recorded at the issuance date. The Pre-Funded Warrants are equity classified because they (i) are freestanding financial instruments that are legally detachable and separately exercisable from the equity instruments, (ii) are immediately exercisable, (iii) do not embody an obligation for the Company to repurchase its shares, (iv) permit the holders to receive a fixed number of shares of common stock upon exercise, (v) are indexed to the Company’s common stock and (vi) meet the equity classification criteria. In addition, such pre-funded warrants do not provide any guarantee of value or return. The Company accounted for the Class C Warrants and the May 2026 Placement Agent Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability.

Warrant Inducement Agreement: On June 12, 2026 the Company entered into an agreement with the investors holding 100% of the Class C Warrants to induce them to exercise all of their Class C Warrants at an exercise price reduced from $23.75 per warrant share to $16.25 per warrant share. In consideration for the immediate exercise of the Class C Warrants for cash that resulted in gross proceeds of $5,132 before related fees and commissions which amounted to $365, we issued 293,994 common shares and the investors also received new warrants to purchase up to an aggregate of 631,575 common shares (the “Class D Warrants”) with identical terms as the C Warrants with the exception of the exercise price per warrant share now set at $16.25. The Company treated this warrant inducement agreement as a warrant modification and has recognized the incremental fair value of $26 of the Class C Warrants as a deemed dividend.

Dividends to common stockholders: No dividends were paid to common stockholders in the period ended June 30, 2026.

10.	Earnings/(Loss) Per Common Share:

The computation of earnings/(loss) per share for the six-month period ended June 30, 2026 is based on the weighted average number of common shares outstanding during the period, while the computation for the six-month period ended June 30, 2025 gives retroactive effect to the shares issued in connection with the Spin-Off as if they were outstanding for the whole six month period. All shares issued are included in the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

The components of the calculation of basic and diluted earnings per share for the six month periods ended June 30, 2025 and 2026 are as follows:

	Six months ended June 30,
	2025	2026
Net Income/(Loss)	3,976	(1,092)
Less: Deemed dividend equivalents on Series G Preferred Shares related to redemption value (Note 11)	-	(635)
Less: Dividends of Series G Preferred Shares (Note 11)	-	(183)
Less: Deemed dividend on warrant inducement (Note 9)	-	(26)
Net Income / (Loss) attributable to common shareholders	3,976	(1,936)
Weighted average common shares outstanding, basic and dilutive	52	103,857
Earnings/(Loss) per share, basic and diluted	76,461.53	(18.64)

For the six-month period ended June 30, 2025, there were no dilutive shares. For the six-month period ended June 30, 2026, 139,114  dilutive shares calculated under the treasury stock method have not been included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented. For the six-month period ended June 30, 2026, 47,539 dilutive shares on an as-if converted basis relating to Series G Shares were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
11.	Mezzanine Equity

On March 18, 2026 the Company settled the purchase price of $4,236 of the Newbuilding MR SPA to Central Mare, through the issuance of 4,236 Series G Preferred Shares (see Note 1). On May 9, 2026 Central Mare transferred all its Series G Preferred Shares to 3 Sororibus Trust, an irrevocable trust established for the benefit of certain family members of the President, Chief Executive Officer and Director of the Former Parent, Mr. Evangelos J. Pistiolis.

Series G Perpetual Convertible Preferred Shares:

The Series G Preferred Shares have the following characteristics:

Conversion. The Company has the right, at any time and from time to time, subject to certain conditions, to convert in whole or in part at a conversion price which is the lower of (i) $195, (ii) 80% of the lowest daily VWAP of the Company’s common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the common shares in any transaction from the date of the issuance of the Series G Preferred Shares onwards, but in no event will the Series G Preferred Shares Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of the Company’s outstanding shares and is not adjusted in case of reverse stock splits or combinations of the Company’s outstanding shares.

Voting. The holders of Series G Preferred Shares are entitled to the voting power of one thousand (1,000) of the Company’s common shares per Series G Preferred Share.

Redemption. The Company at its option shall have the right to redeem a portion or all of the outstanding Series G Preferred Shares. The Company shall pay an amount equal to one thousand dollars ($1,000) per each Series G Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to March 18, 2027 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after such date.

Dividends. The holders of outstanding Series G Preferred Shares shall be entitled to receive semi-annual dividends equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series G Preferred Shares.

The Company determined that the Series G Preferred shares were more akin to equity than debt and that the above identified conversion feature, subject to adjustments, was clearly and closely related to the host instrument, and accordingly bifurcation and classification of the conversion feature as a derivative liability was not required. Given that the Series D preferred stock’s holder (Lax Trust) controlled a majority of the Company votes, and is affiliated with Mr. Evangelos J. Pistiolis, with whom 3 Sororibus Trust, that is the holder of the Series G Preferred shares is also affiliated, the preferred equity was in essence redeemable at the option of the holder and hence was classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials”. Upon issuance the Company adjusted the carrying value of the Series G Preferred Shares to the maximum redemption amount ($4,871), resulting in an increase of $635, which has been accounted for as deemed dividend.

During the six-month period ended June 30, 2026 the Company declared $183 of dividends to the Series G Preferred Shares holder.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
12.	Fair Value of Financial Instruments and Concentration of Credit Risk

Concentration of credit risk
The principal financial assets of the Company consist of cash on hand and at banks, due from related parties, restricted cash and other receivables (including EUAs). The principal financial liabilities of the Company consist of long-term loans, accounts payable (including EUAs) due to suppliers and accrued liabilities.

a.	Interest rate risk: The Company as of June 30, 2026, is subject to market risks relating to changes in interest rates, since all of its debt is subject to floating interest rates.

b.
Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c.	Fair value:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of its liquid assets.

The carrying amounts of accounts payable, amounts due from related parties and accrued liabilities approximate their fair value because of the short maturity of these instruments.

The carrying value of long-term debt with variable interest rates (obtained through Level 2 inputs of the fair value hierarchy) approximates the fair market value as the long-term debt bears interest at a floating interest rate.

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
13.	Subsequent Events

On July 13, 2026, the Company entered into an SPA with its Former Parent to purchase the shares of a company (the “Second MR SPV”) that is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of a 47,499 dwt chemical/product oil carrier (the “Second Newbuilding MR Tanker”). The  Second Newbuilding MR Tanker is scheduled for delivery in the third quarter of 2029. The aggregate purchase price for 100% of the shares of the SPV was $6,250 (the “Second MR Consideration”). On August 14, 2026 the SPA was consummated and by that date the Second MR Consideration was fully settled. The Second MR SPV has secured time charter employment for the vessel with Trafigura with a daily rate of $18,750, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. The Second MR SPV has also entered into a lease financing agreement with ABCFL with the same terms as the Newbuilding MR Tanker (see Note 7). The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion with respect to the consideration paid to acquire the Second MR SPV from an independent financial advisor.

On July 27, 2026, the Company entered into an SPA with its Former Parent to purchase the shares of a company (the “ Third MR SPV”) that is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of a 47,499 dwt chemical/product oil carrier (the “Third Newbuilding MR Tanker”). The Third Newbuilding MR Tanker is scheduled for delivery in the second quarter of 2029. The aggregate purchase price for 100% of the shares of the Third MR SPV is $6,500 (the “Third MR Consideration”), payable in full at closing, with the transaction expected to close by September 30, 2026, subject to customary closing conditions. In case the Company raises capital through the issuance of any common stock, preferred stock, or other equity interest prior to the closing, the Company shall be obligated to apply 100% of the net cash proceeds of such equity raises directly toward the payment of the Third MR Consideration. Furthermore, the Company may, at its option, settle all or a portion of the purchase price through the issuance of Series G Preferred Shares (see Note 11). The Third MR SPV has secured time charter employment for the vessel with Trafigura with a daily rate of $18,750, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. The Third MR SPV has also entered into a lease financing agreement with ABCFL with the same terms as the Newbuilding MR Tanker (see Note 7). The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion with respect to the consideration paid to acquire the Third MR SPV from an independent financial advisor. As of the date of these financial statements $300 of the Third MR Consideration has been settled.

The first instalment to the shipyard in respect of each of the Second Newbuilding MR Tanker and the Third Newbuilding MR Tanker, amounting to $6,780 per vessel ($13,560 in aggregate), was settled by the Former Parent, of which 85% was financed under each SPV’s ABCFL facility. The Company assumed the Second MR SPV’s facility upon consummation of the Second Newbuilding SPA and will assume the Third MR SPV’s facility upon consummation of the Third Newbuilding SPA.

In July 2026 the Company sold 973,788 common shares under the Equity Line Purchase Agreement for gross proceeds of $4,236. On July 20, 2026 the Company terminated the Equity Line Purchase Agreement.

In July 2026 the Company also sold 119,721 common shares under the 2026 Equity Line Purchase Agreement for gross proceeds of $276.

On August 5, 2026, the Company entered into an equity distribution agreement, or as they are commonly known, at-the-market offering with B. Riley Securities, Inc. (the “ATM”). Under the ATM the Company may sell up to $25,000 of its common stock with B. Riley Securities, Inc. acting as a sales agent. Since B. Riley Securities, Inc. is acting solely as a sales agent, it has no right to require any common stock sales. No warrants, derivatives, or other share classes were associated with the ATM. The Company has not issued any common shares pursuant to the ATM.